UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Durata Therapeutics, Inc.

File No. 333-180280 - CF#28160

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Durata Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 22, 2012.

Based on representations by Durata Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through May 1, 2015
Exhibit 10.9	through March 22, 2015
Exhibit 10.10	through March 22, 2017
Exhibit 10.17	through June 12, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dan Greenspan
Branch Chief